JS Beauty Land Network Technology Inc.

No. 99, Taihu Road

Yancheng, Jiangsu Province, China

October 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director, Consumer Products

Re: JS Beauty Land Network Technology Inc.

Amendment No. 2 to Form 10-12G

Filed September 24, 2018

File No. 000-55963

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 9, 2018 addressed to Faxian Qian, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 2 to Form 10-12G.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 3 to Form 10-12G.

Company Funding, page 3

1.	We note your response to comment 6 and your amended disclosure that “the advances are not the subject of any written agreements.” Nevertheless, if you are a party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website. Please file as an exhibit to the registration statement a written description of your oral loan agreements, or tell us why you do not believe this requirement applies to your facts and circumstances.

COMPANY RESPONSE:

The Company has amended its Form 10 and has included as Exhibit 4.1 a description of the terms of the oral agreements relating to the advances described on page 3 of Amendment #2.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JS BEAUTY LAND NETWORK
TECHNOLOGY INC.

By:	/S/ Faxian Qian
Faxian Qian
Chief Executive Officer

cc: Robert L. B. Diener, Esq.